UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Argo Enters into Term Sheets with Gem Mining dated 26 March 2025

Press Release

26 March 2025

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Argo Blockchain plc

("Argo" or "the Company")

Argo Blockchain Enters into Term Sheets for Convertible Loan and to Acquire GEM Mining LLC Assets

Would Double Argo's Hashrate and Provide for Growth Capital

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK) is pleased to announce that it has entered into non-binding term sheets to:
1.    acquire substantially all of the assets of GEM Mining LLC and its affiliates (collectively, "GEM") on a debt free basis from the existing unitholders of GEM ("GEM Investors") for total consideration of up to $21.7 million ("Acquisition") to be satisfied by the issue to the GEM Investors of new ordinary shares in the capital of Argo ("Ordinary Shares"); and
2.    for certain GEM Institutional Investors to provide the Company with $10 million investment consisting of a $7.0 million secured convertible note ("Convertible Loan") and $3.0 million equity investment into the Company (the "Equity Investment" and together with the Convertible Loan, the "Financing") on the same terms as the conversion of the Convertible Loan (together with the Acquisition, the "Transaction").

Acquisition

●     GEM owns 2.4 exahash (EH) of mining machines which, following completion of the Acquisition, is expected to more than double the Company's hashrate and provide the Company with access to the GEM's hosting arrangements. The acquisition is also expected to drive efficiencies and increase overall Bitcoin production.
●     GEM has strong institutional backing which is important to the Company as it continues to grow and look for expansion opportunities.
●     The consideration for the Acquisition is to be satisfied by the issue of new Ordinary Shares and comprises $11.7 million in initial consideration (the "Initial Consideration") and up to $10.0 million in contingent consideration (the "Contingent Consideration"), based on the realized hashprice in the 12 months following completion of the Transaction, to be paid out on a quarterly basis.
●    The Company share price to be used in connection with the Initial Consideration is 3.4 pence, which is the 20 trading day VWAP as of 25 March 2025 ("Closing Share Price") and the share price to be used in connection with the Contingent Consideration shall be equal to the 20 trading day VWAP immediately preceding each Contingent Consideration payment.

Financing

●    The secured, Convertible Loan will carry an interest rate of 8% per annum to be paid-in-kind or in cash at the Company's option and will be convertible at the option of the noteholders into Ordinary Shares at a price per Ordinary Share equal to a 25% discount to the Closing Share Price. The Convertible Loan will mature one year from the date of issuance thereof.
●     The Convertible Loan shall be secured with a first priority security interest against all of the assets of the Company and its subsidiaries, however, will be subordinated to any existing mortgages or liens on the Company's real property.
●     The $3.0 Equity Investment will be made at a 25% discount to the Closing Share Price.
●     GEM will be entitled to appoint two directors to the Company's board upon completion of the Transaction.

The Company has granted GEM a 30-day exclusivity period (extensions to be considered in good faith depending on progress made). Completion of the Transaction is conditional on, among other things, shareholder approval, the granting of a Rule 9 waiver by the UK Takeover Panel and the publication of a prospectus by the Company.

Chairman of the Board, Matt Shaw commented: "We believe this transaction represents a significant step toward profitable growth for Argo and strengthens our capital structure. The Argo and Gem teams are working collaboratively to complete due diligence and finalize definitive documentation. We look forward to updating shareholders in due course."

Stifel is serving as financial advisor to Argo. Compass Point is serving as financial advisor to GEM.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act and all applicable state securities laws, or are otherwise exempt from such registration.

No Assurance of Definitive Agreements

There can be no assurance that any definitive agreements for the Transaction will be signed or that the Transaction will be consummated. Should Argo be unsuccessful in completing the Transaction, Argo may need to explore other financing opportunities. The Company is endeavoring to complete such Transaction to provide the Company with working capital sufficient for its present requirements, that is for at least the next twelve months from the date of this announcement.

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Forward looking statements

This announcement contains "forward-looking statements," which can be identified by words like "may," "will," "likely," "should," "expect," "anticipate," "future," "plan," "believe," "intend," "goal," "seek," "estimate," "project," "continue" and similar expressions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company's current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company's control. The information in this announcement about future plans and objectives of the Company, including closing of the Transaction and effects thereof, the use of proceeds of the Financing, expected hashrate of the Company are forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company's actual results and financial condition to differ materially from those indicated in the forward-looking statements include, market and other conditions, the principal risks and uncertainties listed in the risk factors set forth in our Annual Report and Financial Statements and Form 20-F for the year ended 31 December 2023, and our Interim Report as of 30 September 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 March, 2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer